UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-208998

Capital Accumulation Plan of The Chubb Corporation

(Exact Name of Registrant as Specified in its Charter)

c/o Baerengasse 32

Zurich, Switzerland CH-8001

+41 (0)43 456 76 00

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the Capital Accumulation Plan of The Chubb Corporation1

(Title of each class of securities covered by this form)

None2

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

[1]	This Form 15 only relates to the duty of the Capital Accumulation Plan of the Chubb Corporation (the “401(k) Plan”) to file reports under Section 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and does not have any effect on the duty of Chubb Limited to file reports under Section 13(a) and 15(d) of the Exchange Act.
[2]	Post-Effective Amendment No. 1 to the Registration Statement on Form S-8 (File No. 333-208998) has been filed, deregistering the offer and sale of Chubb Limited common shares (“Common Shares”) and the plan interests associated therewith previously registered, but not used, for issuance pursuant to the 401(k) Plan. The 401(k) Plan has been completely wound down and terminated. Accordingly, no Common Shares or plan interests remain issuable pursuant to the 401(k) Plan, no Common Shares are held by the 401(k) Plan and no interests in the 401(k) Plan remain outstanding.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Capital Accumulation Plan of The Chubb Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 23, 2018	CAPITAL ACCUMULATION PLAN OF THE CHUBB CORPORATION

	By:	/s/ Carolyn L. Kennedy
Carolyn L. Kennedy, Chair of the Chubb U.S. Retirement Administrative Committee